NO ACT

PE
12-21-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005601

January 5, 2011

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-5-11

Re: Textron Inc.
Incoming letter dated December 21, 2010

Dear Mr. Mueller:

This is in response to your letter dated December 21, 2010 concerning the shareholder proposal submitted to Textron by Kenneth Steiner. We also have received a letter on the proponent's behalf dated December 28, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

January 5, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Textron Inc.
Incoming letter dated December 21, 2010

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to some basis for your view that Textron may exclude the proposal under rule 14a-(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Textron to amend Textron's Restated Certificate of Incorporation to permit holders of 25% of Textron's outstanding common stock to call a special meeting. You indicate that the proposal and the proposal sponsored by Textron directly conflict and that inclusion of both proposals in the proxy materials would present alternative and conflicting decisions for the shareholders. You also indicate that approval of both proposals would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Textron omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 90016-00017

December 21, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Textron Inc.*
Shareholder Proposal of Kenneth Steiner
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Textron Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a Shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Kenneth Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal, as revised by the Proponent, requests that:

> RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.
>
> This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2011 Annual Meeting of Shareholders.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With A Proposal To Be Submitted By The Company At Its 2011 Annual Meeting Of Shareholders.

The Company's Board of Directors has approved submitting a Company proposal at its 2011 Annual Meeting of Shareholders requesting that the Company's shareholders approve an amendment to the Company's Restated Certificate of Incorporation. The amendment to the Restated Certificate of Incorporation provides that holders of 25% of the Company's outstanding common stock may call a special meeting of shareholders (the "Company Proposal"). If the Company Proposal is approved by shareholders, the Company will make a conforming amendment to its Amended and Restated By-Laws.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 40018, at n. 27 (May 21, 1998).

The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See Raytheon Co.* (avail. Mar. 29, 2010) (concurring with the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 25% of outstanding common stock to call such meetings); *Lowe's Companies, Inc.* (avail. Mar. 22, 2010) (same); *International Paper Company* (avail. Mar. 11, 2010) (concurring with the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock through a bylaw amendment when a company proposal would require the holding of 20% of outstanding common stock to call such meetings through an amendment to the bylaws); *Liz Claiborne, Inc.* (avail. Feb. 25, 2010) (concurring with the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock through a bylaw amendment when a company proposal would require the holding of 35% of outstanding common stock to call such meetings through an amendment to the company's restated certificate of incorporation and bylaws); *Honeywell International Inc.* (avail. Jan. 4, 2010) (concurring with the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock through a bylaw amendment when a company proposal would require the holding of 20% of outstanding common stock to call such meetings through an amendment to the certificate of incorporation); *Medco Health Solutions, Inc.* (avail. Jan. 4, 2010) (concurring with the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock through a bylaw amendment when a company proposal would require the holding of 40% of outstanding common stock to call such meetings through an amendment to the company's charter); *Safeway Inc.* (avail. Jan. 4, 2010) (concurring with the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock through a bylaw amendment when a company proposal would require the holding of 25% of outstanding common stock to call such meetings through an amendment to the company's governing documents).

The Staff previously has permitted exclusion of shareholder proposals under circumstances almost identical to the instant case. For example, in *Raytheon Co.* (avail. Mar. 29, 2010), the Staff concurred in excluding a proposal requesting that holders of 10% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with the company's proposal which would require that shareholders own 25% of the outstanding common stock to call such a meeting. The Staff noted in response to the company's request to exclude the proposal under Rule 14a-8(i)(9) that the proposals presented "alternative and conflicting decisions for shareholders" and that submitting both proposals to a vote could "provide inconsistent and ambiguous results."

Here, the Proposal conflicts with the Company Proposal because it proposes a different threshold percentage of share ownership to call a special shareholder meeting. As a result, there is a likelihood of conflicting and inconsistent outcomes if the Company's shareholders consider and vote on both the Company Proposal and the Proposal. Because of this conflict between the Company Proposal and the Proposal, inclusion of both proposals in the 2011 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent and ambiguous results if both proposals were approved. Therefore, because the Company Proposal and the Proposal directly conflict, the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jayne Donegan, the Company's Senior Associate General Counsel, at (401) 752-5187.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Jayne Donegan, Textron Inc.
John Chevedden
Kenneth Steiner

Exhibit A

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Scott C. Donnelly
Chairman of the Board
Textron Inc. (TXT)
40 Westminster St
Providence RI 02903

Dear Mr. Donnelly,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

10/12/10



Date

cc: Terrence O'Donnell <todonnell@textron.com>
Corporate Secretary
Tel: 401.457.2555
Fax: 401.457.2418

[TXT: Rule 14a-8 Proposal, October 25, 2010]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes: Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***



DISCOUNT BROKERS

Date: 25 OCTOBER 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number [redacted], held with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1800 shares of Textron Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 2/2/09, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Scott C. Donnelly
Chairman of the Board
Textron Inc. (TXT)
40 Westminster St
Providence RI 02903

NOVEMBER 1, 2010 UPDATE

Dear Mr. Donnelly,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16***

Sincerely,





Kenneth Steiner — Date: 10/12/10

cc: Terrence O'Donnell <todonnell@textron.com>
Corporate Secretary
Tel: 401.457.2555
Fax: 401.457.2418

[TXT: Rule 14a-8 Proposal, October 25, 2010, Updated November 1, 2010]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies: CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, said there were concerns about termination payments made to retiring executives. Lewis Campbell received more than $2.8 million; former CFO Ted French received nearly $2.9 million and former Executive Vice President Mary Howell received more than $3 million.

However, these amounts did not compare to the more than $47 million of pension value that Campbell had. Howell had nearly $14 million in pension value and more than $12.5 million in non-qualified deferred executive pay plans. Other concerns were the $4.5 million golden-hello for Scott Donnelly; special grants of cash settled restricted stock units to Donnelly and Richard Yates, and changes to performance metrics. Executive pay practices were not sufficiently aligned with shareholder interests.

Directors Kerry Clark, Ivor Evans, Charles Powell, Lawrence Fish and Joe Ford received from 17% to 31% in negative votes. These high negative percentages pointed to shareholder discontent, which may warrant additional examination. Plus these directors held 6 of the 14 seats on our key board committees. Joe Ford and Thomas Wheeler made up 40% of our nomination committee and each had long tenure of more than 12 years and each was beyond age 72.

We had no shareholder right to cumulative voting, act by written consent, call a special meeting, or an independent board chairman. Shareholder proposals addressing these topics have received majority votes at other companies and would be excellent topics for our annual meetings.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3.*

Notes: Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

TEXTRON

Terrence O'Donnell
Executive Vice President,
General Counsel and Corporate Secretary
Textron Inc.

40 Westminster St.
Providence, RI 02903
Tel: (401) 457-2555
Fax: (401) 457-2418
todonnell@textron.com

November 4, 2010

VIA OVERNIGHT MAIL
Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of Textron Inc. (the "Company"), which received on October 25, 2010 the shareholder proposal you submitted on behalf of Kenneth Steiner entitled "Special Shareowner Meetings" for consideration at the Company's 2011 Annual Meeting of Shareholders (the "October Proposal"), and subsequently received on November 1, 2010 the "updated" shareholder proposal you submitted on behalf of Kenneth Steiner (the "November Proposal" and together with the October Proposal, the "Proposals"). The cover letters accompanying the Proposals indicate that communications regarding the Proposals should be directed to your attention.

Pursuant to Rule 14a-8(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Therefore, please confirm that you intend the November Proposal to be considered for inclusion in the Company's proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders and to withdraw the October Proposal.

If you intend the November Proposal be considered, please provide proof of ownership for Mr. Steiner sufficient to satisfy the ownership requirements of Rule 14a-8(b) as of November 1, 2010. Rule 14a-8(b) under the Exchange Act provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that Mr. Steiner is the record owner of sufficient shares to satisfy this requirement. In addition, the November Proposal did not include any proof that Mr. Steiner has satisfied Rule 14a-8's ownership requirements as of the date that the November Proposal was submitted to the Company.

To remedy this defect, Mr. Steiner must submit sufficient proof of his ownership of the requisite number of Company shares as of the date that the November Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that, as of the date the November Proposal was submitted, Mr. Steiner continuously held the requisite number of Company shares for at least one year; or

- if Mr. Steiner has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Steiner continuously held the requisite number of Company shares for the one-year period.

Alternatively, if you intend the October Proposal be considered, please provide proof of ownership sufficient to satisfy the ownership requirements of Rule 14a-8(b) described above as of October 25, 2010. In this regard, we note that the October Proposal was accompanied by a letter from DJF Discount Brokers, as "introducing broker" for an account held with the National Financial Services LLC, purporting to verify Mr. Steiner's ownership of Company stock. We believe that a letter from DJF Discount Brokers is insufficient for purposes of Rule 14a-8(b) as we do not believe that an introducing broker is a "record holder" within the meaning of the SEC rules. For example, the DJF Discount Brokers letter submitted with the October Proposal does not state that Mr. Steiner's securities are held in an account with DJF Discount Brokers. It also does not appear that DJF Discount Brokers is a participant in a clearing agency that holds securities.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 40 Westminster Street, Providence, Rhode Island 02903. Alternatively, you may transmit any response by facsimile to me at 401/457-2418.

If you have any questions with respect to the foregoing, please feel free to contact me at 401/457-2555. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



cc: Kenneth Steiner

Enclosure

Rule 14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

From: ***FISMA & OMB Memorandum M-07-16***
To: Willaman, Ann
Sent: Sun Nov 07 09:36:29 2010
Subject: Rule 14a-8 Proposal of Kenneth Steiner (TXT)

Dear Ms. Willaman, Thank you for the November 4, 2010 letter in regard to the revised proposal. It seems that a second broker letter is not needed to follow the October 25, 2010 broker letter. The attachment that the company included with its November 4, 2010 letter addressed the issue of a revised proposal. However there was no accompanying text in the attachment that a revised proposal created a need for a second broker letter. Mr. Steiner already made a commitment to hold qualifying stock until after the 2011 annual meeting.
Sincerely,
John Chevedden
cc: Kenneth Steiner